NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

EXHIBIT 99.2

April 28, 2022

TAKE NOTICE that an Annual and Special Meeting of Shareholders (the “Meeting”) of TFI INTERNATIONAL INC. (the “Corporation”) will be held at:

Place:	8801 Trans-Canada Hwy, Suite 500, St-Laurent, Québec, Canada H4S 1Z6
Date:	April 28, 2022
Time:	1:30 p.m. (eastern time)

The purposes of the Meeting are to:

1.	receive the consolidated financial statements of the Corporation for the financial year ended December 31, 2021 and the auditors’ report thereon;

2.	elect the directors of the Corporation;

3.	appoint the auditor of the Corporation and authorize the directors to fix its remuneration;

4.	hold a non-binding advisory vote on the compensation of the Corporation’s Named Executive Officers (“Say on Pay”);

5.	hold a non-binding advisory vote on the frequency of the Say on Pay vote; and

6.	transact such other business as may properly be brought before the Meeting.

In light of the COVID-19 pandemic, the Corporation asks that shareholders not attend the Meeting in person. The Meeting will be available by way of telephone conference call. The toll-free dial-in number is:

1-877-223-4471

Please dial in at least ten minutes prior to the start of the Meeting. Shareholders participating in the Meeting by telephone will not able to vote at the Meeting, but will be able to ask questions to the Corporation’s management.

The Corporation is taking all measures to conduct the Meeting so as to protect the health of all participants, including remote telephone participation by the chairman of the Meeting, the scrutineers for the Meeting, and others. Attendance for the Meeting at the Corporation’s head office will be strictly limited to registered shareholders and duly-appointed proxyholders. TFI International urges all shareholders to participate in the Meeting by telephone.

Shareholders are asked to vote their shares prior to the Meeting by returning their proxy form or voting instruction form, voting online or using the toll-free telephone number set out on the proxy or voting instruction form. The deadline for proxy voting is 5:00 p.m. (eastern time) on Tuesday, April 26, 2022.

Only persons registered as shareholders on the records of the Corporation as of the close of business on March 18, 2022 (the “Record Date”) are entitled to receive notice of, and to vote or act at, the Meeting. No person who becomes a shareholder after the Record Date will be entitled to vote or act at the Meeting or any adjournment thereof.

SIGNED in Etobicoke, Ontario, Canada

March 18, 2022

By Order of the Board of Directors

(signed) Alain Bédard

Alain Bédard, FCPA, FCA

Chairman of the Board, President and Chief Executive Officer

TFI International Inc.

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